

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2018

Paul A. Romano
Vice President and Chief Financial Officer
Atlas Financial Holdings, Inc.
953 American Lane, 3rd Floor
Schaumburg, IL 60173

      Re: Atlas Financial Holdings, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 13, 2017
             File No. 001-35816

Dear Mr. Romano:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                  Division of Corporation Finance
                                                  Office of Healthcare & Insurance